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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

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                                SCHEDULE 13E-3/A
                                (AMENDMENT NO. 1)
                        RULE 13e-3 TRANSACTION STATEMENT
       (PURSUANT TO SECTION 13(e) OF THE SECURITIES EXCHANGE ACT OF 1934)

                                  TREADCO, INC.
                              (NAME OF THE ISSUER)

                               ------------------

                            ARKANSAS BEST CORPORATION
                         TREADCO ACQUISITION CORPORATION
                      (NAME OF PERSON(S) FILING STATEMENT)

                               ------------------

                     COMMON STOCK, PAR VALUE $.01 PER SHARE
             (INCLUDING THE ASSOCIATED COMMON STOCK PURCHASE RIGHTS)
                         (TITLE OF CLASS OF SECURITIES)

                               ------------------

                                   894545 10 2
                      (CUSIP NUMBER OF CLASS OF SECURITIES)

                                RICHARD F. COOPER
                       VICE PRESIDENT AND GENERAL COUNSEL
                            ARKANSAS BEST CORPORATION
                             3801 OLD GREENWOOD ROAD
                           FORT SMITH, ARKANSAS 72903
                                 (501) 785-6000
   (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE NOTICES
           AND COMMUNICATIONS ON BEHALF OF PERSON(S) FILING STATEMENT)

                                   COPIES TO:

                             ALAN J. BOGDANOW, ESQ.
                              HUGHES & LUCE, L.L.P.
                          1717 MAIN STREET, SUITE 2800
                               DALLAS, TEXAS 75201
                                 (214) 939-5500

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                                  INTRODUCTION


         Arkansas Best Corporation, a Delaware corporation ("Parent"), hereby amends and supplements its Rule 13E-3 Transaction Statement (the "Statement") originally filed with the Securities and Exchange Commission (the "Commission") on March 23, 1999, as amended, with respect to a tender offer by Parent to purchase all of the outstanding shares of the common stock, par value $.01 per share (the "Common Stock"), including the associated common stock purchase rights (the "Rights" and, together with the Common Stock, the "Shares") of Treadco, Inc., a Delaware corporation (the "Company"), at a price of $9.00 per share net to the seller in cash upon the terms and subject to the conditions set forth in Parent's Offer to Purchase, dated March 23, 1999 (the "Offer to Purchase"), and the related Letter of Transmittal, copies of which are attached as Exhibits (d)(1) and (d)(2) hereto, respectively, and as Exhibits (a)(1) and
(a)(2), respectively, to Parent's Tender Offer Statement on Schedule 14D-1 originally filed with the Commission on March 23, 1999 (as amended, the "Schedule 14D-1"). Capitalized terms used herein but not defined are used as defined in the Offer to Purchase and the Schedule 14D-1.

         The cross reference sheet below is being supplied pursuant to General Instruction F to Schedule 13E-3 and shows the location in the Schedule 14D-1 of the information required to be included in response to the items of this Statement. The information in the Schedule 14D-1, including all exhibits thereto, is hereby expressly incorporated herein by reference and the responses to each item to this Statement are qualified in their entirety by the provisions of the Schedule 14D-1. All cross references in this Statement, other than cross references to the Schedule 14D-1, are to the Offer to Purchase.


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                              CROSS REFERENCE SHEET
                                       TO
                                 SCHEDULE 14D-1

                                                                                                      ITEM OF
                              ITEM AND CAPTION OF SCHEDULE 14D-1                                   SCHEDULE 14D-1
                              ----------------------------------                                   --------------
1.     Issuer and Class of Security Subject to the Transaction
       (a)...............................................................................               1(a)
       (b)...............................................................................               1(b)
       (c)...............................................................................               1(c)
       (d)-(f)...........................................................................               *

2.     Identity and Background
       (a)...............................................................................               2(a)
       (b)...............................................................................               2(b)
       (c)...............................................................................               2(c)
       (d)...............................................................................               2(d)
       (e)...............................................................................               2(e)
       (f)...............................................................................               2(f)
       (g)...............................................................................               2(g)

3.     Past Contacts, Transactions or Negotiations
       (a)...............................................................................               3(a)
       (b)...............................................................................               3(b)

4.     Terms of the Transaction
       (a)...............................................................................               10(f)
       (b)...............................................................................               *

5.     Plans or Proposals of the Issuer or Affiliate
       (a)...............................................................................               5(a)
       (b)...............................................................................               5(b)
       (c)...............................................................................               5(c)
       (d)...............................................................................               5(d)
       (e)...............................................................................               5(e)
       (f)...............................................................................               5(g)
       (g)...............................................................................               *

6.     Source and Amounts of Funds or Other Consideration
       (a)...............................................................................               4(a)
       (b)...............................................................................               *
       (c)...............................................................................               4(b)
       (d)...............................................................................               4(c)


7.     Purpose(s), Alternatives, Reasons and Effects
       (a)...............................................................................               5(f)
       (b)-(c)...........................................................................               *
       (d)...............................................................................               10(f)

8.     Fairness of the Transaction
       (a)-(f)...........................................................................               *

9.     Reports, Opinions, Appraisals and Certain Negotiations
       (a)...............................................................................               10(f)
       (b)...............................................................................               10(f)
       (c)...............................................................................               *


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
10.    Interest in Securities of the Issuer
       (a)...............................................................................               6(a)
       (b)...............................................................................               6(b)

11.    Contracts, Arrangements or Understandings With Respect to
       the Issuer's Securities...........................................................               7

12.    Present Intention and Recommendation of Certain Persons
       With Regard to the Transaction
       (a)-(b)...........................................................................               *

13.    Other Provisions of the Transaction
       (a)-(c)...........................................................................               *

14.    Financial Information
       (a)-(b)...........................................................................               *

15.    Persons and Assets Employed, Retained or Utilized
       (a)...............................................................................               *
       (b)...............................................................................               8

16.    Additional Information............................................................               10

17.    Material to be Filed as Exhibits..................................................               11

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*   The item is not required by Schedule 14D-1, is inapplicable or is answered in the negative.


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ITEM 4.  TERMS OF THE TRANSACTION.

         (a)      Item 4(a) is hereby amended by the following:

                  The information incorporated by reference from the first paragraph of "THE TENDER OFFER --Certain Conditions of the Offer" of the Offer to Purchase, filed as Exhibit (d)(1), is amended by deleting such information and substituting therefore:

                                    Notwithstanding any other provisions of the
                           Offer, Parent shall not be required to accept for payment or pay for and may delay the acceptance for payment of, or the payment for, any Shares, and may terminate the Offer and not accept for payment or pay for any Shares, if (i) immediately prior to the expiration of the Offer (as it may be extended in accordance with the Offer), the Minimum Condition shall not have been satisfied, (ii) any applicable waiting period under the HSR Act shall not have expired or been terminated prior to the expiration of the Offer; (iii) any required consent, permit or authorization from any regulatory or governmental authority has not been obtained prior to the Expiration Date; or (iv) at any time prior to the Expiration Date, Parent makes a determination (which shall be made in good faith) that any of the following conditions exist:

ITEM 7.  PURPOSE(S), ALTERNATIVES, REASONS AND EFFECTS.

         (a)      Item 7(a) is hereby amended by the following:

                  The information incorporated by reference from the third paragraph under "SPECIAL FACTORS --Purpose and Structure of the Transaction" of the Offer to Purchase, filed as Exhibit
                  (d)(1), is amended by deleting such information and substituting therefore:

                           The present requirements to maintain the listing of the Shares on the Nasdaq National Market and registration of the Shares under the Exchange Act, coupled with the Company's status as a public company, impose on the Company direct and indirect compliance costs. Compliance with such ongoing requirements imposes an administrative burden on the Company, resulting in the diversion of management time and resources.

                           The Parent's management estimates that the following compliance, public company-related, and other costs would be eliminated after consummation of the
                           Transaction:

                           Directors insurance and fees                               $200,000
                           Annual public reporting expenses                           $167,500
                           Higher interest rate cost                                  $ 60,000
                                                                                      --------
                           Total pre-tax savings of the above items                   $427,500
                                                                                      --------
                           After-tax savings                                          $261,203
                           State tax savings                                          $ 35,741
                                                                                      --------
                           Total after-tax savings including state tax savings        $296,943
                                                                                      ========
                           After-tax savings from goodwill reductions                 $462,000
                                                                                      ========
                           Total savings                                              $758,943
                                                                                      ========


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         (d)      Item 7(d) is hereby amended by the following:

                  The disclaimer that reads: "NONE OF THE COMPANY OR PARENT OR THEIR RESPECTIVE ADVISORS ASSUMES ANY RESPONSIBILITY FOR THE ACCURACY OF THE PROJECTIONS," which is incorporated by reference from the fourth sentence of the second paragraph of "SPECIAL FACTORS -- Certain Projections" of the Offer to Purchase, filed as Exhibit (d)(1), is amended by deleting such information.

ITEM 9.  REPORTS, OPINIONS, APPRAISALS AND CERTAIN NEGOTIATIONS.

         (a) Item 9(a) is hereby amended and supplemented by deleting the sixth and seventh paragraphs of "SPECIAL FACTORS -- Background of the Offer and the Merger" of the Offer to Purchase, filed as Exhibit (d)(1), and substituting therefore:

                                      In November 1998, Morgan Stanley began
                           reviewing with Parent its options with respect to the Company. Representatives of Morgan Stanley made a presentation regarding these alternatives to Parent's Board of Directors at its regular meeting on December 10, 1998. Morgan Stanley, among other things, presented an historical overview of the Company, discussed its financial condition and results of operations, reviewed the stock's liquidity, identified the Company's research coverage, and discussed the Company's possible strategic value to Parent. Morgan Stanley reviewed the following strategic alternatives with Parent's Board of
                           Directors: (i) Parent continuing to hold its 49% interest in the Company, (ii) sale of 100% of the Company, and (iii) a Parent repurchase of the remaining Company interest held by the public with a potential strategic sale in the future. Morgan Stanley also reviewed certain considerations such as tax considerations, the Bandag settlement, the revenue and earnings of the business, other potential strategic buyers, estimated strategic value, cost savings associated with having the Company as a wholly-owned subsidiary of Parent, and the long-term strategic fit with Parent. In addition, Morgan Stanley reviewed the process, timelines and potential after-tax proceeds associated with either a repurchase of shares or an immediate sale of the Company. Morgan Stanley also discussed other potential economic benefits to Parent associated with repurchasing the Company.

                                      Morgan Stanley was not requested to, and
                           did not, render a financial opinion regarding the fairness of the consideration in the Offer and the Merger. In addition, Morgan Stanley was not requested to, and did not, solicit third party indications of interest with respect to Parent's interest in the Company. See "THE TENDER OFFER - Fees and Expenses" for a description of Parent's fee arrangements with Morgan Stanley in connection with the Offer and the Merger.

                  Item 9(a) is also hereby amended and supplemented by reference to the Morgan Stanley Dean Witter presentation to Parent's Board of Directors on December 10, 1998, which is attached as Exhibit (b)(2) hereto; by reference to the Stephens presentation to the Special Committee on March 15, 1999, which is attached as Exhibit (b)(3) hereto; and by reference to Parent's letter to the Special Committee which was delivered to Stephens on March 15, 1999 which is attached as Exhibit
                  (b)(4) hereto.

         (b)      Item 9(b) is hereby amended by the following:

                  The disclosure that reads: "Because such analyses are inherently subject to uncertainty, none of the Company, Parent or Stephens or any other person assumes responsibility if future events do not conform to the judgments reflected in the opinion of Stephens," which is incorporated by reference from the last sentence of the second paragraph of "SPECIAL FACTORS -- Opinion of Financial Advisor" of the Offer to Purchase, filed as Exhibit (d)(1), is amended by deleting such information and substituting therefore:

                           "Such analyses are inherently subject to uncertainty and actual results could differ significantly from current expectations due to a number of factors, including general economic conditions; competitive initiatives and pricing pressures; labor relations; costs of raw material; availability and cost of capital; shifts in market demand; weather conditions; the performance and needs of industries served by the Company's businesses; actual future costs of operating expenses; self-insurance claims and employee wages and benefits; actual costs of continuing investments in technology; and the timing and amount of capital expenditures."


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ITEM 14.  FINANCIAL INFORMATION

(a) On April 14, 1999, the Company issued a press release regarding the 1999 first quarter operating results, a copy of which is attached hereto as Exhibit (d)(7) and incorporated herein by reference.

ITEM 17.  MATERIAL TO BE FILED AS EXHIBITS.

EXHIBIT         ITEM
NUMBER

(a)(1) $250,000,000 Credit Agreement dated as of June 12, 1998 among Parent and Societe Generale, Southwest Agency, as Administrative Agent and Bank of America National Trust Savings Association and Wells Fargo Bank (Texas), N.A., as Co-Documentation Agents.
(b)(1) Opinion of Stephens Inc. included as ANNEX A to the Offer to Purchase as Exhibit (d)(1) hereto.
(b)(2)    Morgan Stanley Dean Witter presentation to Parent's Board of
          Directors on December 10, 1998.
(b)(3)    Stephens Inc. presentation to the Special Committee on March 15, 1999.
(b)(4)    Parent's letter of March 15, 1999 to the Special Committee.
(c)(1) Agreement and Plan of Merger dated as of March 15, 1999 among Parent, Newco and the Company included as ANNEX B to the Offer to Purchase as Exhibit (d)(1) hereto.
(c)(2) Support Agreement dated as of January 22, 1999 between Parent and Shapiro Capital Management Company, Inc.
(d)(1)    Offer to Purchase.
(d)(2)    Letter of Transmittal.
(d)(3)    Notice of Guaranteed Delivery.
(d)(4)    Letter to Brokers, Dealers, Banks, Trust Companies and Other Nominees.
(d)(5) Form of Letter to Clients for use by Brokers, Dealers, Banks, Trust Companies and Other Nominees.
(d)(6)    Guidelines for Certification of Taxpayer Identification Number on
          Form W-9.
(d)(7)    Press Release of the Company dated April 14, 1999.
(e) Section 262 of the Delaware General Corporation Law included as ANNEX E to the Offer to Purchase as Exhibit (d)(1) hereto.


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                                    SIGNATURE


         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


DATED:  April 20, 1999

                                   ARKANSAS BEST CORPORATION


                                   By:    /s/ DAVID E. LOEFFLER
                                      -----------------------------------------
                                   Name:  David E. Loeffler
                                          -------------------------------------
                                   Title: Vice President and Chief Financial
                                          Officer
                                          -------------------------------------

                                   TREADCO ACQUISITION CORPORATION

                                   By:    /s/ DAVID E. LOEFFLER
                                      -----------------------------------------
                                   Name:  David E. Loeffler
                                          -------------------------------------
                                   Title: Vice President
                                          -------------------------------------



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                                  EXHIBIT INDEX


EXHIBIT         ITEM
NUMBER          ----
-------
(a)(1)   $250,000,000 Credit Agreement dated as of June 12, 1998 among Parent and Societe Generale, Southwest Agency, as Administrative Agent and
         Bank of America National Trust Savings Association and Wells Fargo
         Bank (Texas), N.A., as Co-Documentation Agents.
(b)(1)   Opinion of Stephens Inc. included as ANNEX A to the Offer to Purchase as Exhibit (d)(1) hereto.
(b)(2)   Morgan Stanley Dean Witter presentation to Parent's Board of
         Directors on December 10, 1998.
(b)(3)   Stephens Inc. presentation to the Special Committee on March 15, 1999.
(b)(4)   Parent's letter of March 15, 1999 to the Special Committee.
(c)(1)   Agreement and Plan of Merger dated as of March 15, 1999 among Parent,
         Newco and the Company included as ANNEX B to the Offer to Purchase as
         Exhibit (d)(1) hereto.
(c)(2)   Support Agreement dated as of January 22, 1999 between Parent and
         Shapiro Capital Management Company, Inc.
(d)(1)   Offer to Purchase.
(d)(2)   Letter of Transmittal.
(d)(3)   Notice of Guaranteed Delivery.
(d)(4)   Letter to Brokers, Dealers, Banks, Trust Companies and Other Nominees.
(d)(5)   Form of Letter to Clients for use by Brokers, Dealers, Banks, Trust
         Companies and Other Nominees.
(d)(6)   Guidelines for Certification of Taxpayer Identification Number on
         Form W-9.
(d)(7)   Press Release of the Company dated April 14, 1999.
(e)      Section 262 of the Delaware General Corporation Law included as ANNEX
         E to the Offer to Purchase as Exhibit (d)(1) hereto.


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